Exhibit 99.1

 Notification of Issue, Conversion or Payment up of Unquoted Equity Securities                  ASX +security code  Security description  Total number of+securities to be issued/transferred Issue date  NCMAI  PERFORMANCE RIGHTS  177,055 15/03/2022  Refer to next page for full details of the announcement    Announcement SummaryEntity nameNEWCREST MINING LIMITEDDate of this announcementMonday March 21, 2022The +securities the subject of this notification are:+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASXTotal number of +securities to be issued/transferred                                                                                                                                                                                                    Notification of Issue, Conversion or Payment up of Unquoted  1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

NEWCREST MINING LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	20005683625

1.3 ASX issuer code

NCM

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

21/3/2022

Notification of Issue, Conversion or Payment up of Unquoted 2 / 7

 Notification of Issue, Conversion or Payment up of Unquoted Equity Securities            Part 2 - Issue details    2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:has an existing ASX security code ("existing class")    2.1 The +securities the subject of this notification are:+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX                                                                                                                                                                          Notification of Issue, Conversion or Payment up of Unquoted  3

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

NCMAI : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

15/3/2022

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

☑ Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

☑ Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Sherry Duhe	Sherry Duhe	87,090

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

See: https://www.newcrest.com/sites/default/files/2021-09/20393_Newcrest_AR_2021.pdf at pages 107 and 108 for Long Term Incentive.
See: https://www.newcrest.com/sites/default/files/2021-09/20393_Newcrest_AR_2021.pdf at page 110 for Sign-on arrangements.

Any other information the entity wishes to provide about the +securities the subject of this notification

A total of 101,031 long term incentive performance rights were issued under Newcrest's Equity Incentive Plan Rules on 15 March 2022. Of those performance rights, 45,245 were issued to KMP, Sherry Duhe.
41,845 sign-on performance rights were also issued to KMP, Sherry Duhe under Newcrest's Equity Incentive Plan Rules on 15 March 2022.
34,179 share match performance rights were issued under Newcrest's Equity Incentive Plan Rules on 28 February 2022 to non-KPM.

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Notification of Issue, Conversion or Payment up of Unquoted Equity SecuritiesIssue details  Number of +securities101,031  Number of +securities41,845  Number of +securities34,179                                                                                                                                                                              Notification of Issue, Conversion or Payment up of Unquoted  5

 Notification of Issue, Conversion or Payment up of Unquoted Equity Securities            Part 4 - +Securities on issue  t  a  Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of he entity will comprise:(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one pplication for quotation/issuance currently with ASX for processing.)4.1 Quoted +Securities (Total number of each +class of +securities quoted)  ASX +security code and description  Total number of+securities on issue  NCM : ORDINARY FULLY PAID  892,880,758  4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)  ASX +security code and description  Total number of+securities on issue  NCMAI : PERFORMANCE RIGHTS  2,600,695                                                                                                                                                                                                                      Notification of Issue, Conversion or Payment up of Unquoted  6

 Notification of Issue, Conversion or Payment up of Unquoted Equity Securities            Part 5 - Other Listing Rule requirements  177,055    5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?N/A        Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?NoHas the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?No5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?Yes5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?                                                                                                                                                                                Notification of Issue, Conversion or Payment up of Unquoted  7